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                                                                    EXHIBIT 4(f)


                      MERRILL LYNCH LIFE INSURANCE COMPANY

                            DEATH BENEFIT ENDORSEMENT

7.1.1 DEATH PRIOR TO ANNUITY DATE: If an Owner dies prior to the Annuity Date, we will pay the beneficiary the death benefit specified below in a lump sum or, if requested, under an annuity option under Section 7.1.3. If the Owner is a non-natural person, then the Annuitant, rather than the Owner, will be used to determine the death benefit. The amount of the death benefit is determined as of the date we receive Due Proof of Death of the Owner at our Service Center.

        The death benefit is the greater of:

                (i)     the Contract Value; or

                (ii)    "Premiums Compounded at 5%."

        "Premiums Compounded at 5%" equals:

                (i) premiums paid into the Separate Account with interest on them from the date received at an interest rate compounded daily to yield 5% annually, less

                (ii) "adjusted" withdrawals from the Separate Account with interest on them from the date of withdrawal at an interest rate compounded daily to yield 5% annually.

        For purposes of compounding interest at 5%, such interest shall accrue until the earliest of:

                (i) the last day of the Contract Year in which the Owner (or older Owner if there are Co-Owners) attains age 80, or

                (ii)    the last day of the 20th Contract Year, or

                (iii) the time of an ownership change where the new Owner is attained age 80 or older, or

                (iv)    the date of an Owner's death.

        No interest shall accrue thereafter.

        If the Owner is a non-natural person, then the Annuitant's (or older Annuitant's if there are Co-Annuitants) age rather than the Owner's age will be used for purposes of determining the period for compounding interest. Subsequent changes of Owner will not increase the period of time used to determine "Premiums Compounded at 5%."

        Each "adjusted" withdrawal equals the amount withdrawn multiplied by an adjustment factor. To determine the adjustment factor, calculate the total of all withdrawals taken during the Contract Year, including any currently requested withdrawal.

        If the total of all withdrawals since the previous Contract Anniversary is less than or equal to 5% times "Premiums Compounded at 5%" as of the previous Contract Anniversary, the adjustment factor is equal to 1.0 divided by 1.05 raised to a fraction. The fraction is equal to the number of days remaining in the Contract Year, excluding leap days, divided by 365.

        If the total of all withdrawals is greater than 5% times "Premiums Compounded at 5%" as of the previous Contract Anniversary, the adjustment factor is equal to "Premiums Compounded at 5%" divided by the Contract Value, where both values are determined immediately prior to the withdrawal.


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        "Premiums Compounded at 5%" on the Contract Date is equal to the initial premium.

        Unless Section 7.1.2 or Section 7.1.3 is chosen within 60 days following our receipt of the Owner's certified death certificate, Due Proof of Death will be deemed to have been received by us on the 60th day following receipt of the death certificate, and payment will be made in lump sum.

This endorsement controls over any contrary provisions of the Contract or previous endorsements.

                                          MERRILL LYNCH LIFE INSURANCE COMPANY

                                          By: /s/ LORI M. SALVO
                                              ----------------------------------
                                                         Secretary


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